Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock of Inari Medical, Inc. (the “Company,” “we,” “us,” and “our”) and certain provisions of our amended and restated certificate of incorporation, as amended from time to time (the “amended and restated certificate of incorporation”) and amended and restated bylaws, as amended from time to time (the “amended and restated bylaws”) is a summary and is qualified in its entirety by reference to the full text of our amended and restated certificate of incorporation and amended and restated bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Our amended and restated certificate of incorporation authorizes capital stock consisting of:

•	300,000,000 shares are designated as common stock, par value $0.001 per share; and

•	10,000,000 shares are designated as preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

Right to Receive Liquidation Distributions

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

No Preemptive or Similar Rights

Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

Our outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock.

Registration Rights

The second amended and restated investors’ rights agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock or (2) any common stock issued as a dividend or other distribution to or in exchange for or in replacement of the shares referenced in clause (1). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the second amended and restated investors’ rights agreement, we will pay expenses relating to such registrations, including up to $35,000 of the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The second amended and restated investors’ rights agreement also includes customary indemnification and procedural terms.

These registration rights will expire on the fifth anniversary of the closing of our initial public offering.

Demand Registration Rights

The second amended and restated investors’ rights agreement provides that holders of not less than two-thirds of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement to register their registrable securities if the aggregate offering price to the public would exceed $10 million. Following such a request, we will as soon as practicable, but in any event no more than 90 days, use our best efforts to effect such registration. The stockholders party to the second amended and restated investors’ rights agreement may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price would exceed $1 million.

The foregoing demand registration rights are subject to a number of additional exceptions and limitations.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the second amended and restated investors’ rights agreement are entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to (1) a demand registration, (2) a registration relating solely to the employee benefits plans, (3) a registration relating to the offer and sale of debt securities, (4) a registration relating to a corporate reorganization transaction on Form S-4 or (5) a registration on any registration form that does not permit secondary sales, the stockholders party to the second amended and restated investors’ rights agreement are entitled to notice of the registration and have the right to include their registrable securities in the registration subject to certain limitations.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation, our amended and restated bylaws and provisions of the Delaware General Corporation Law may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Actions; Special Meeting of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated as Class I, Class II and Class III, with each class serving staggered three-year terms. The board of directors is authorized to assign members of the board of directors to Class I, Class II or Class III.

Board of Director Vacancies

Subject to the rights of holders of any series of preferred stock, our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors to fill vacant or newly created directorships and the number of directors constituting the board of directors shall be set only by a resolution adopted by our board of directors.

Amendment of Certificate of Incorporation and Bylaws Provisions

Our amended and restated certificate of incorporation provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Issuance of Undesignated Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or as to which the Delaware General Corporation Law of the State of Delaware confers jurisdiction to the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a future court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

Our common stock is traded on the Nasdaq Global Select Market under the symbol “NARI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.